UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Close of syndication for EUR 1 billion committed credit line

SIGNATURES

Close of syndication for EUR 1 billion committed credit line

Fiat today signed a EUR 1 billion Credit Facility agreement with 11 leading international and 5 Italian banks. The three-year EUR 1 billion Multicurrency Revolving Credit Facility is undrawn and intended for general corporate purposes.

Acting as Mandated Lead Arrangers were Banca Intesa, Barclays, BNP Paribas, Calyon, Citigroup (bookrunner), Société Générale, UBS and Unicredito. Joining as Co-Arrangers were ABN AMRO, Banca Nazionale del Lavoro, Capitalia, Credit Suisse, Deutsche Bank, Goldman Sachs, Merrill Lynch and Sanpaolo IMI.

The facility was oversubscribed in excess of EUR 1.5 billion, clearly demonstrating the solid support that Fiat enjoys from its core relationship banks, both Italian and international.

Turin, July 22, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 22, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney